Exhibit 99.1

CollPlant to Supply rhCollagen to STEMCELL Technologies for Use in a Broad Range of Cell Culture Applications

rhCollagen is to be included in cell culture kits sold to scientists worldwide working in the stem cell, immunology, cancer, regenerative medicine, and cellular therapy research fields.

REHOVOT, Israel and VANCOUVER, Canada, December 10, 2020 /PRNewswire/ - CollPlant (NASDAQ: CLGN), a regenerative medicine company, and STEMCELL Technologies, Canada’s largest privately owned biotechnology company, which develops cell culture media, cell separation systems, instruments, and other reagents for life sciences research, today jointly announced they have entered into a product manufacturing and supply agreement. CollPlant will sell its proprietary recombinant human Type I collagen (rhCollagen), the world’s first plant-based rhCollagen, to STEMCELL Technologies, which will incorporate CollPlant’s product into cell culture media kits.

Stemcell's cell culture kits incorporated with CollPlant’s rhCollagen

The recently signed agreement follows the companies’ established business relationship, which started in 2014 when STEMCELL began purchasing and incorporating CollPlant’s rhCollagen into some of its cell culture expansion and differentiation media kits. To date, hundreds of companies, as well as research and academic institutes, have used these kits for research and development projects. STEMCELL will distribute the kits globally for use in the regenerative medicine research market.

"Incorporation of rhCollagen into STEMCELL's cell culture applications sold to researchers worldwide is designed to help advance the science in a broad range of dynamic fields including stem cells, immunology, cancer, regenerative medicine, and cellular therapy. We are happy to have entered into this agreement with STEMCELL, which, as Canada’s largest biotechnology company, is very well positioned to make rhCollagen-containing cell culture kits widely available in the market,” stated Yehiel Tal, Chief Executive Officer of CollPlant. “The cell culture market is just one example of the vast potential of our rhCollagen platform technology in life science applications. We continuously evaluate new fields in which CollPlant’s products and technologies have the potential to enable breakthroughs that improve patients’ lives."

Dr. Sharon Louis, STEMCELL’s Senior Vice President of Research and Development noted that “STEMCELL is pleased to utilize CollPlant’s animal component free rhCollagen to promote cell attachment in several products that support the culture of diverse human progenitor cell types. The quality and animal component-free composition of CollPlant’s rhCollagen is what first brought this product to STEMCELL’s attention, and the robust performance rhCollagen provides with a variety of STEMCELL media is what we want to be able to provide to our customers. Upon entering into this agreement, STEMCELL and CollPlant will together provide high-quality reagents that will be used to further our understanding in life sciences and potentiate regenerative medicine research.”

About STEMCELL Technologies

STEMCELL Technologies is Canada’s largest biotechnology company. Based in Vancouver, STEMCELL supports life sciences research around the world with more than 2,500 specialized reagents, tools, and services. STEMCELL offers high-quality cell culture media, cell separation technologies, instruments, accessory products, and educational resources that are used by scientists advancing the stem cell, immunology, cancer, regenerative medicine, microbiology, and cellular therapy fields.

Find more information at www.stemcell.com

About CollPlant Biotechnologies

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant's proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant's BioInks in the manufacture of 3D bioprinted lungs for transplant in humans. Recently, the parties announced the expansion of the collaboration with the exercise by United Therapeutics of its option to cover a second lifesaving organ, human kidneys.

Safe Harbor for Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant's objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the CollPlant’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; CollPlant’s expectations regarding the timing and cost of commencing clinical trials; regulatory action with respect to rhCollagen-based products, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the CollPlant’s rhCollagen-based BioInk; CollPlant’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; CollPlant’s reliance on third parties to conduct some aspects of its product manufacturing; the scope of protection CollPlant is able to establish and maintain for intellectual property rights and the company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading "Risk Factors" included in CollPlant's most recent annual report on Form 20-F, filed with the SEC, and in other filings that CollPlant has made. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant's current views with respect to future events, and CollPlant does not undertake, and specifically disclaims, any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com Contact at STEMCELL: Luba Metlitskaia Vice President, Business Development & Licensing luba.metlitskaia@stemcell.com